[AMERICAN SOIL TECHNOLOGIES, INC. LOGO]


              CORPORATE OFFICE 12224 MONTAGUE ST., PACOIMA CA 91331
                       Phone 818-899-4686 Fax 818-899-4670


March 18, 2008

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Drop 3561

     RE: American Soil Technologies, Inc.
         Form 10-KSB for the year ended December 31, 2006
         Filed 000-22855
         File No. April 18, 2007
         Letter dated May 8, 2007 from Linda Cvrkel, Branch Chief

Dear Ms. Cvrkel,

Please accept the following as our response to your above captioned enquiry.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS, PAGE 9

1. Please expand your discussion of operating expenses to quantify and discuss the significant cost components within this broad category, such as general and administrative expenses, licensing fees, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. Also, please discuss any significant changes in other income/expense.

RESPONSE

The expansion of the disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see page 10 of the filing.

CRITICAL ACCOUNTING ESTIMATES, PAGE 11

2. We note your disclosure of your accounting for the demonstration injection machine and the purchased exclusive license rights to patented polymer application techniques. In light of the significant amount of intangibles and property and equipment at December 31, 2006, please revise MD&A and the notes to the financial statements to discuss how you assess impairment for all your intangibles and other long-lived assets. As part of your revised disclosure, address the following areas:

     * Types of assumptions underlying the most significant and subjective estimates:

     * Sensitivity of those estimates to deviations of actual results from management's assumptions: and

     *    Circumstances that have resulted in revised assumptions in the past.

     Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72). Also, please consider including a discussion of your accounting for inventory as a critical accounting estimate.

RESPONSE

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages 14, 15, F-10, F-15 and F-16 of the filing.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-3

3. We note from your statements of operations that depreciation and amortization are included in operating expenses, below cost of goods sold and gross income. Please note that to avoid placing undue emphasis on "cash flow," depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Please revise to include depreciation in cost of sales or alternatively revise costs of goods sold to "cost of goods sold (exclusive of depreciation shown separately below)." See Staff Accounting Bulletin Topic 11B.

RESPONSE

The financial statements have been in the Company's Form 10-KT/A for the year ended September 30, 2007. Please see F-4 of the filing.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, PAGE F-4

4. We note that during the years ended December 31, 2006 and 2005, you had several transactions in which debt and accrued interest were converted to common stock. Please explain to us, and disclose in the notes to the financial statements, the nature of each of these transactions and how you accounted for the conversion of debt. Include in your response the initial terms and conversion price of the debt and explain how the conversion price for each debt obligation was determined. Also please indicate whether any of these debt obligations provided for beneficial conversion features at the time they were issued. Also, please tell us how you applied the guidance in APB No. 26 and FTB 80-1 in your accounting for this debt conversion.

RESPONSE

The disclosure has been in the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages F-17 through F-20.

5. We note that you have been involved in numerous non-cash transactions during the past two years in which shares of the Company's common stock and preferred stock have been issued to various parties in exchange for payment of services rendered, accounts and notes payable, and for the acquisition of assets. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

RESPONSE

The disclosures have been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages 16, F-10, F-11, F-24 and F-25 of the filing.

6. We note that during the year ended December 31, 2006, you recorded $116,480 as additional paid-in capital for the value of warrants issued with debt. Please explain to us, and revise your disclosures to state the terms of the warrants issued including their exercise price and term and amount of debt issued with the warrants. Also please tell us and explain in the notes to your financial statements how you valued and accounted for the warrants issued.

RESPONSE

The disclosures have been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages F-7 through F-11 of the filing.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-5

7. We note from your statement of cash flows that in the year ended December 31, 2006 you recorded $75,000 of proceeds from sales/leaseback transactions. Please explain to us, and disclose in the notes to the financial statements, the nature and terms of these transactions.

RESPONSE

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages F-15 and F-16 of the filing.

NOTES TO THE FINANCIAL STATEMENTS

GENERAL

8. We note from your disclosures on page 3 that Smart World distributes products to many countries. In future filings, please disclose revenues from external customers (1) attributed to your country of domicile and (2) attributed to all foreign countries in total from which you derive revenues. See paragraph 38a of SFAS no. 131.

RESPONSE

Noted for future filings.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7

9. We note your presentation of the warrants outstanding and exercisable as of December 31, 2006. Please revise to include a table, which details the activity of the warrants (exercised, expired, issued) during the two year period for which an income statement is presented. Also, please ensure that the notes to your financial statements explain how all warrants granted during the periods presented were valued and accounted for in your financial statements.

RESPONSE

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages F-13, F-24 and F-25 of the filing.

NOTE 4. INTELLECTUAL PROPERTY, PAGE F-14

10. We note your disclosure that on March 15, 2006, you acquired a patent and $300,000 cash for 4,500,000 shares of Series B Preferred Stock. Please tell us, and disclose in the notes to the financial statements, if the Series B convertible preferred stock has any dividend or liquidation rights. If the Series B convertible preferred stock has rights above common stock holders, please tell us how you determined that the value of the Series B convertible preferred stock was the equivalent value of common stock. Also, regarding the value of the patent, please tell us the amount that was recorded as an intangible asset upon acquisition. Additionally, disclose the carrying amount and accumulated depreciation in total and for each major class of intangible assets. See paragraph 45 of SFAS No. 142.

RESPONSE

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages F-7 through F-11, F-16, F-19 and F-22 through and F-23 of the filing.

NOTE 7. NOTES PAYABLE, PAGE F-15

11. We note from your disclosure that you issued 300,000 warrants with debt and calculated the value of those warrants as $66,000. Please revise to disclose the terms of the warrants (i.e., terms, exercise price) that were issued in this transaction and disclosed the assumptions that were used to determine their fair value. Also, please tell us if this debt is outstanding as of December 31, 2006. If the debt was converted to common stock or paid in full during the year ended December 31, 2006, please tell us how you accounted for the transaction, including the remaining discount that was recorded for the fair value of the warrants. See paragraph 16 of APB No. 14.

RESPONSE

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages F-10 through F-11 and F-17 through F-20 of the filing.

12. We note that you issued several convertible debentures during the year ended December 31, 2006 and 2005. For each debenture issued, please tell us how the conversion price was determined. Also, please tell us if you analyzed each transaction for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and EITF 00-27.

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages F-6 through F-11 and F-17 through F-20 of the filing.

NOTE 10. NET LOSS PER SHARE, PAGE F-20

13. We note that your loss per share for the year ended December 31, 2006 of $.10 as disclosed in Note 10, is not the same amount that is presented on the face of the statements of operations of $.08. Please revise to ensure that the appropriate net loss per share is disclosed in Note 10.

RESPONSE

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see page F-4 of the filing.

NOTE 14. BUSINESS COMBINATION, PAGE F-24

14. We note your disclosure that effective December 31, 2006, you purchased all the stock of Smart World Organics, Inc. In light of your disclosure in Note 1 and elsewhere in the filing that indicate the acquisition took place in July 2006, please tell us, and revise your disclosure, to clarify that date of the Smart World acquisition and the period for which the results of operations of Smart World are included in your statement of operations. Also, it appears that the Smart World acquisition was significant to your financial position and results of operations at the time acquisition. Please revise your notes to disclose the following supplemental information on a pro forma bases for the year ended December 31, 2006:

     a. Results of operations for the current period as though the business combination had been completed at the beginning of the period.

     b. Results of operations for the comparable prior period as though the business combination had completed at the beginning of that period if comparative financial statements are presented.

     See paragraph 54 of SFAS No. 141 and Item 301(b)(iv) of Regulation S-B. Also, please revise to include audited financial statements of Smart World and pro forma information, as required by Item 310(c) and (d) of Regulation C-B, or alternatively, explain to us why you do not believe this acquisition was significant.

RESPONSE

The Company views the acquisition of Smart World Organics and the intellectual property purchase from Raymond Nielsen as two separate transactions. Mr. Nielsen was a significant shareholder of Smart World and the sole owner of the intellectual property he sold to the Company. The intellectual property acquired from Mr. Nielsen did not constitute a business in accordance with Article 11, rule 11-01 while Smart World did constitute a business.

Subsequent to the acquisition of the intellectual property from Mr. Nielsen, the Company believes the underlying formulas were misrepresented and may be pursing legal action against Mr. Nielsen.

The following is the Company's analysis of whether the acquisition of Smart World Organics, Inc. is deemed a significant subsidiary under Regulation 10,
Section 2.

INVESTMENT TEST
Consolidated assets at 12/31/05                                     $5,648,971
Purchase price
  Cash                                                  150,000
  Stock                                                 414,000
                                                      ---------
                                                                    $  564,000
Test
  20% of Gateway's assets                                           $1,129,794
  Significant Investment Test Met?                                       NO

ASSET TEST
Consolidated assets at 12/31/05                                     $5,648,971
SMO assets at 12/31/05                                              $   56,968

Test
  20% of SMO assets                                                 $1,129,794
  Significant Asset Test Met?                                            NO

INCOME TEST
Income from continuing operations                                   $2,075,422
SMO income from continuing operations                               $  121,401

Test
  20% net income from continuing op                                 $  415,084
  Significant Asset Test Met?                                            NO

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see page F-7 through F-9 and F-13 through F-15 of the filing.

15. We note that as part of the Smart World acquisition, $911,499 of the purchase price was allocated to intangible assets. In light of your disclosure in Note 4 that the $911,499 of the intellectual property, in addition to the amount acquired through the issuance of a $1,500,000 convertible debenture, consisted of soil additive formulas, propriety software, trademarks, and patents, please tell us why you believe it was appropriate to combine these intangible assets under the term "intellectual property" and assign them a useful live of 15 years. As part of your response, please explain the various factors that were considered in determining that a 15 year useful life is appropriate for all intangible assets purchased and explain why you believe you will continue to derive benefits from these intangibles for a period of 15 years.

RESPONSE

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see page F-16 of the filing.

NOTE 15. SUBSEQUENT EVENTS, PAGE F-24

16. We note your disclosure in Note 15 and on page 4 that on March 15, 2006, you acquired all shares of Advanced Fertilizer Technology in exchange for 4,500,000 Series B Preferred Shares. In light of the fact that your disclosure in Note 4 indicates that you purchased a patent and $300,000 cash for the issuance of 4,500,000 shares, please clarify for us if this was an acquisition of assets or an acquisition of a business. If the acquisition was a business acquisition, as defined in paragraph 9 of SFAS 141 and EITF 98-3, please revise to include the disclosures required by paragraphs 51-54 of SFAS No. 141. If you believe this was an acquisition of assets, please provide us your analysis of why you believe it was not a business acquisition. We may have further comments upon receipt of your response.

RESPONSE

The Company believes the acquisition this was not an acquisition of a business. Advanced Fertilizer Technologies ("AFT") had no other assets or liabilities other than cash and the intellectual property. AFT had no operations and never held itself out as a business (there were no employees, customers, vendors, etc.).

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see page F-16 of the filing.

17. We note from the disclosure in Note 15, that the 4,500,000 shares of Series B Preferred Stock issued in March 2006 converted into 7,031,250 shares of common stock based on the $2,250,000 value assigned to the Series B Preferred stock and the then current share price of $.32 per share. Please explain why the 4,500,000 shares of Series B Preferred stock were converted into 7,031,250 common shares rather than converted at a rate of one share of common stock for each share of Series B Preferred stock tendered as the disclosures provided in Note 9 indicate were the original conversion terms.

     In addition, the disclosures in Note 9 indicate that the Series B Convertible Preferred stock was issued for the conversion of debt, whereas the disclosures in your consolidated statement of stockholders equity and in Note 4 indicate these shares were issued for trade secrets or patents. Please reconcile and revise these disclosures.

RESPONSE

The disclosure has been added to the Company's Form 10-KT/A for the year ended September 30, 2007. Please see pages F-7 through F-9 and pages F-22 through F-23 of this filing.

American Soil Technologies, Inc. (the Company) hereby acknowledges the following

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Carl P. Ranno
------------------------------
Carl P. Ranno
Chief Financial Officer